Exhibit 6.2

UNITED FIDELITY BANK, FSB

SALARY CONTINUATION AGREEMENT

THIS SALARY CONTINUATION AGREEMENT is made this 30th day of June 2008, by and between UNITED FIDELITY BANK, FSB, a federally-chartered savings association located in Evansville, Indiana (the "Company), and DONALD R. NEEL (the "Executive").

INTRODUCTION

To encourage the Executive to remain an employee of the Company, the Company is willing to provide salary continuation benefits to the Executive. The Company will pay the benefits from its general asses.

AGREEMENT

The Executive and the Company agree as follows:

Article 1
Definitions

1.1            Definitions. Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1.1        "Account Value” means the amount shown on Schedule A under the heading Account Value. The parties expressly acknowledge that the Account Value may be different than the liability that should be accrued by the Company, under Generally Accepted Accounting Principles ("GAAP"), for the Company’s obligation to the Executive under this Agreement. The Account Value on any date other than the end of a Plan Year shall be determined by adding the prorated increase attributable for the current Plan Year to the Account Value for the previous Plan Year.

1.1.2        "Change of Control" means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as such change is defined Section 409A of the Code and regulations thereunder.

1.1.3        "Code" means the Internal Revenue Code of 1986, as amended.

1.1.4        "Disability" means the Executive: (i) is unable to engage to any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can, be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees of the Company. Upon the request of the Plan Administrator, the Executive must submit proof to the plan administrator of the Social Security Administration’s or the provider’s determination.

NOTE – CERTAIN IDENTIFIED INFORMATION ON PAGE 12 OF THIS EXHIBIT 6.2 HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE AND CONFIDENTIAL.

1.1.5        “Early Termination” means the Termination of Employment before Normal Retirement Age for reasons other than death, Disability, Termination for Cause, or within twenty-four (24) months following a Change of Control.

1.1.6        "Early Termination Date" means the month, day and year in which Early Termination occurs.

1.1.7        "Effective Date" means January 1, 2008.

1.1.8        "Normal Retirement Age" means the Executive's 65th birthday.

1.1.9        "Normal Retirement Date" means the later of the Normal Retirement Age or Termination of Employment.

1.1.10    "Plan Year" means a twelve-month period Commending on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date and end on the following December 31.

1.1.11    "Plan Administrator" means the plan administrator described in Article 6 and shall be comprised of the Company's board of directors or its authorized representative.

1.1.12    "Specified Employee" means employee who at the time of Termination of Employment is a key employee of the Company, if any stack of the Company is publicly traded on an established securities market or otherwise. For purposes of this Agreement, an employee is a key employee if the employee meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the regulations thereunder and disregarding section 416(i)(5)) at any time during the 12-month period ending on December 31 (the “identification period”). If the employee is a key employee during an identification period, the employee is treated as a key employee for purposes of this Agreement during the twelve (12) month period that begins on the first day of April following the close of the identification period.

1.1.13    “Termination for Cause" See Section 5.1.

1.1.14    "Termination of Employment" means termination of the Executive's employment with the Company for reasons other than death. Whether a termination of employment has occurred is determined based on whether the facts and circumstances indicate that the Company and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Company if the Executive has been providing services to the company less than thirty-six (36) months).

Article 2

Lifetime Benefits

2.1            Normal Retirement Benefit. Subject to Article 5, upon Termination of Employment on or after the Normal Retirement Age for reasons other than death, the Company shall pay to the Executive the benefit described in this Section 2.1 in lieu of any other benefit under this Agreement.

2.1.1        Amount of Benefit. The benefit under this Section 2.1 is an amount equal to the present value discounted at five percent (5%) of the stream of payments of $160,000 (One Hundred and Sixty Thousand Dollars) paid annually for ten (10) years in one hundred twenty (120) consecutive equal monthly installments.

2.1.2        Payment of Benefit. The Company Shall distribute the benefit to the Executive in a lump sum within sixty (60) days following the Normal Retirement Date.

2.2            Early Termination Benefit. Subject to Article 5, upon Early Termination, whether voluntary or involuntary, the Company shall pay to the Executive the Early Termination benefit described in this Section 2.2 in lieu of any other benefit under this Agreement.

2.2.1        Amount of Benefit. The benefit under this Section 2.2 is the Early Termination benefit set forth in Schedule A for the Plan Year ending immediately prior to the Early Termination Date. The benefit is determined by vesting the Executive in fifteen percent (15%) of the Account Value at the end of the first Plan Year, and an additional five percent (5%) of the Account Value at the end of each succeeding Plan Year thereafter until the Executive becomes one hundred percent (100%) vested in the Account Value.

2.2.2        Payment of Benefit. The Company shall distribute the benefit to the Executive in a lump sum within sixty (60) days following Termination of Employment.

2.3            Disability Benefit. Subject to Article 5, if the Executive suffers a Termination. of Employment due to a Disability prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit Under this Agreement.

2.3.1        Amount of Benefit. The benefit under this Section 2.3 is the Disability benefit set forth in Schedule A for the Plan Year ending immediately prior to the date of Disability. This benefit is determined by vesting the Executive in one hundred percent (100%) of the Account Value.

2.3.2        Payment of Benefit. The Company shall distribute the benefit to the Executive in a lump sum within sixty (60) days following Termination of Employment.

2.4            Change of Control Benefit. Subject to Article 5, upon a Change of Control followed within twenty-four (24) months by Termination of Employment prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement.

2.4.1        Amount of Benefit. The benefit under this Section 2.4 is the Change of Control benefit set forth in Schedule A for the Plan Year ending immediately prior to date in which Termination of Employment occurs. This benefit is determined by vesting the Executive in one hundred percent (100%) of the Account Value.

2.4.2        Payment of Benefit. The Company shall distribute the benefit to the Executive in ninety oath within- sixty (60) days following Termination of Employment.

2.5            Restriction on Timing of Distributions. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee, the provisions of this Section 2.5 shall govern all distributions hereunder. If benefit distributions which would otherwise be made to the Executive due to a Termination of Employment are limited because the Executive is a Specified Employee, then such distributions shall hot be made during the first six (6) months following Termination of Employment. Rather, any distribution which would otherwise be paid to the Executive during such period shall be accumulated and paid to the Executive in a lump sum on the first day of the seventh month following the Termination of Employment. All subsequent distributions shall be paid in the manner specified.

2.6            Distributions Upon Income Inclusion Under Section 409A of the Code. If, pursuant to Code Section 409A, the Federal Insurance Contributions Act or other state, local or foreign tax, the Executive becomes subject to tax on the amounts deferred hereunder, then the Company may make a limited distribution to the Executive in accordance with the provisions of Treasury Regulations Section 1.409A-3(j)(vi), (vii) and (xi). Any such distribution will decrease the Executive's benefit hereunder.

2.7            Change in Form or Timing of Distributions. All changes in the form, or timing of distributions here under must comply with the following requirements. The changes:

a)	may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;

b)	must, for benefits distributable under Sections 2.1, 2.2, 2.3, and 2.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

c)	must take effect not less than twelve (12) months after the election is made.

Article 3

Death Benefits

3.1	Death During Active Service. No death benefits shall be paid under this Agreement.

3.2            Death During Benefit Period. If the Executive dies after the benefit payments have commenced under this Agreement but before receiving all such payments, the Company shall pay the remaining benefits to the Executive's beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3            Death After Termination of Employment But Before Benefit Payments Commence. If the Executive is entitled to benefit payments under this Agreement, but dies prior to the commencement of said benefit payments, the Company shall distribute to the beneficiary the same benefits to which the Executive was entitled to prior to death except that the benefit distributions shall commence within thirty (30) days following receipt by the Company of the Executive’s death certificate.

Article 4

Beneficiaries

4.1            Beneficiary Designations. The Executive shall designate a beneficiary by filing a written designation with the Company. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and accepted by the Company during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive's estate.

4.2            Facility of Payment. If a benefit is Payable to a minor, to a person declared incapacitated or to a person incapable of handling the disposition of his or her property, the Company may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incapacitated person or incapable person, The Company may require proof of incapacity, minority or guardianship, as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Company from all liability with respect to such benefit.

Article 5

General Limitations

5.1            Termination for Cause. The Company shall not pay any benefit under this Agreement if the Company terminates the Executive's employment for:

a)	Gross negligence or gross neglect of duties;

b)	Commission of a felony or of a misdemeanor involving moral turpitude; or

c)	Fraud, disloyalty, dishonesty or willful violation of any law or significant Company policy committed in connection with the Executive's employment and resulting in an adverse effect on the Company.

5.2            Suicide or Misstatement. The Company shall not pay any benefit under this Agreement if the Executive commits suicide within two years after the date of this Agreement, or if the Executive has made any material misstatement of fact on any application for life insurance purchased by the Company.

5.3            Removal. Notwithstanding any provision of this Agreement to the contrary, the Company shall not distribute any benefit under this Agreement if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

Article 6

Administration of Agreement

6.1           Plan Administrator Duties. The Plan Administrator stall administer this Agreement according to its express terms and Shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions, including interpretations of this Agreement, as may arise in connection with this Agreement to the extent the exercise of such discretion and authority does not conflict with Code Section 409A.

6.2             Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, including acting through a duly appointed representative, and may from time to time consult with counsel who may be counsel to the Company.

6.3            Binding Effect of Decisions. Any decision or action of Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation or application of this Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in this Agreement.

6.4            Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator.

6.5            Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of the death, Disability or Termination of Employment of the Executive, and such other pertinent information as the Plan Administrator may reasonably require.

6.6            Annual Statement. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the benefits to be distributed under this Agreement.

Article 7

Claims and Review Procedures

7.1              Claims Procedure. An Executive or beneficiary ("claimant”) who has not received benefits under the Agreement that he or she believes should be distributed shall make a claim for such benefits as follows:

7.1.1        Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits. If such a claim relates to the contents of a notice received by the claimant, the claim must be made within sixty (60) days after such notice was received by the claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

7.1.2        Timing of Plan Administrator Response. The Plan Administrator shall respond to such claimant within 90 days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

7.1.3        Notice of Decision. If the Plan Administrator denies all or part of the claim, the Plan Administrator Shall notify the claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set, forth:

a)	The specific reasons for the denial;

b)	A reference to the specific provisions of the Agreement on which the denial is based;

c)	A description of any additional information or materially necessary for the claimant to perfect the claim and an explanation of why it is needed;

d)	An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and

e)	A statement of the claimant's right to bring a civil action under ERISA section 502(a) following an adverse benefit determination on review.

7.2              Review Procedure. If the Plan Administrator denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

7.2.1        Initiation - Written Request. To initiate the review, the claimant, within 60 days after receiving the Plan Administrator's notice of denial, must file with the Plan Administrator a written request for review.

7.2.2        Additional Submissions - Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Plan Administrator shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

7.2.3        Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

7.2.4        Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such claimant within 60 days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

7.2.5        Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

a)	The specific reasons for the denial;

b)	A reference to the specific provisions of the Agreement on which the denial is based;

c)	A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant’s claim for benefits; and

d)	A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 8.

Amendments and Termination

8.1              Amendments. The Company or Plan Administrator may unilaterally amend this Agreement; provided, however, any change in the Amount of Benefit under Article 2 or 3 that would result in the benefit amount being changed by twenty percent (20%) or more will require a written agreement signed by the Company and the Executive.

8.2              Plan Termination Generally. The Company or Plan Administrator and Executive may terminate this Agreement at any time. The benefit hereunder shall be the Account Value amount the Company has accrued with respect to tile obligations under Article 2 hereof as of the date the Agreement is terminated. Except as provided in Section 8.3, the termination of this Agreement shall not cause a distribution of benefits under this Agreement. Rather, after such termination benefit distributions will be made at the earliest distribution event permitted under Article 2 or Article 3.

8.3              Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 8.2, if the Company terminates this Agreement in the following circumstances:

a)	Within thirty (30) days before, or twelve (12) months after a Change of Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Company's arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;

b)	Upon the Company's dissolution or with the approval of a bankruptcy court provided that the amounts deferred under the Agreement are included in the Executive's gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or

c)	Upon the Company's termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Executive participated in such arrangements ("Similar Arrangements"), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Company, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Company does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Company takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Company may distribute the vested Account Value as shown on Schedule A determined as of the date of the termination of the Agreement, to the Executive in a lump sum subject to the above terms.

Article 9

Miscellaneous

9.1              Binding Effect. This Agreement shall bind the Executive and the Company, and their beneficiaries, survivors, executors, successors, administrators and transferees.

9.2              No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Company, nor does it interfere with the Company's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment any time.

9.3              Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

9.4              Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to, the successor or survivor company.

9.5              Tax Withholding and Reporting. The Company shall withhold any taxes that are required to be withheld, including but not limited to taxes owned under Code Section 409A from the benefits provided under this Agreement. The Executive acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authorities. The Company shall satisfy all applicable reporting requirements, including those under Code Section 409A.

9.6              Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of Indiana, except to the extent preempted by the laws of the United States of America.

9.7              Unfunded Arrangement. The Executive and the Executive's beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Company to which the Executive and the Executive's beneficiary have no preferred or secured claim.

9.8              Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

9.9              Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

9.10          Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement due to regulatory or other constraints, the Company or Plan Administrator may perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company, provided that such alternative act does not violate Code Section 409A.

9.11          Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any provision herein.

9.12          Validity. If any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal or invalid provision had never been included herein.

9.13          Notice. Any notice or filing required or permitted to be given to the Company or Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered or sent by registered or certified mail to the address below:

Donald R. Neel, President and CEO

United Fidelity Bank

18 NW Fourth Street

Evansville, IN 47708

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered or sent by mail to the last known address of the Executive.

9.14          Deduction Limitation on Benefit Payments. If the Company reasonably anticipates that the Company's deduction with respect to any distribution under this Agreement would be limited or eliminated by application of Code Section 162(m), then to the extent deemed necessary by the Company to ensure that the entire amount of any distribution from this Agreement is deductible, the Company may delay payment of any amount that would otherwise be distributed under this Agreement. The delayed amounts shall be distributed to the Executive (or the Executive’s beneficiary in the event of the Executive's death) at the earliest date the Company reasonably anticipates that the deduction of the payment of the amount will not be limited or eliminated by application of Code Section 162(m).

9.15 Compliance with Section 409A. This Agreement shall be interpreted and administered consistent with Code Section 409A.

IN WITNESS WHEREOF, the Executive and a duly authorized Company officer have signed this Agreement.

COMPANY:		EXECUTIVE:
United Fidelity Bank, FSB

By	/s/ John R. Cunningham	/s/ Donald R. Neel
Donald R. Neel
Title	Chairman

[Schedule A – Plan Year Reporting] - EXCLUDED

[Beneficiary Designation Form] - EXCLUDED